UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Executive Compensation

As previously disclosed on a report Form 6-K filed by Global Mofy AI Limited (the “Company”) with the Securities and Exchange Commission on February 5, 2026, the Company entered into an amended and restated employment agreement (collectively, the “Amended and Restated Employment Agreements”) with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”) on February 3, 2026. Pursuant to the Amended and Restated Employment Agreements, the Officers shall be eligible to received performance-based equity compensation in the form of Class B ordinary shares, par value US$0.00003 per share (“Class B Ordinary Shares”).

On March 20, 2026, as approved by the Compensation Committee of the Board of Directors of the Company, 1,531,647 Class B Ordinary Shares issuable to Mr. Haogang Yang, 284,223 Class B Ordinary Shares issuable to Mr. Wenjun Jiang, and 627,157 Class B Ordinary Shares issuable to Mr. Nan Zhang were issued, respectively.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2026 (Registration No. 333-293015), as amended and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 6, 2026 (Registration No. 333-294113), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: March 24, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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